Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE LAUNCHES NEW CORPORATE WEBSITE

New Web Presence Reflects New Business Strategy

Toronto, Ontario – September 28, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to announce the launch of its new corporate website.

The revised web presence reflects the evolution of the Northcore corporate vision. The website now includes separate sections on the Enterprise and Social Commerce product lines, allowing interested parties to quickly navigate to the area of most interest.

The Enterprise segment provides detailed information on the Northcore Asset Management product suite including product descriptions, case studies and white papers. This powerful tool set is in use by some of the world’s largest and most successful corporations, including GE Capital, Kraft Foods and the NACCO Material Handling Group.

By selecting the Social Commerce path, potential clients can find information on Northcore`s key product offerings in this burgeoning new domain. There is additional detail on platforms to support Group Purchase and collaborative sourcing, as well as Northcore`s patented Dutch Auction process. These tools represent the first foray into the second generation of Social Commerce environments and integrate components to motivate the participants to “socialize” the sales events through tiered benefits and proprietary gaming constructs.  There is also a section on Intellectual Property licensing, expanding on Northcore`s existing portfolio and willingness to license or collaboratively create new art.

Other enhancements include an expanded Investor Relations component and a streamlined interface to allow potential clients to quickly gain access to relevant product information and connect with appropriate Northcore sales staff.

The website has also been designed to support the current generation of mobile devices and is optimized for today’s most common wide screen configurations.

“The new website reflects the evolved focus of Northcore,” said Amit Monga, CEO of Northcore Technologies.  “It was important that we provide our customers, partners and investors with a view into the exciting new product offerings we can deliver, as well as progress from a corporate and capital markets perspective.”

The website is located at http://www.northcore.com.

s news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com